SCHEDULE 13D

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
1/31/06

1. NAME OF REPORTING PERSON
Bulldog Investors-Karpus Group


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

NA

8. SHARED VOTING POWER

NA

9. SOLE DISPOSITIVE POWER

NA_______________________________________________________

10. SHARED DISPOSITIVE POWER
NA

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

3,554,135

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

14.27%

14. TYPE OF REPORTING PERSON

NA
________________________________________________________________


1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein, Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

NA

8. SHARED VOTING POWER

NA

9. SOLE DISPOSITIVE POWER

NA_______________________________________________________

10. SHARED DISPOSITIVE POWER
NA

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

2,097,472

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

8.42%

14. TYPE OF REPORTING PERSON

NA
________________________________________________________________

1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

655,364

8. SHARED VOTING POWER

34,244

9. SOLE DISPOSITIVE POWER

1,371,923_______________________________________________________

10. SHARED DISPOSITIVE POWER
725,549

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

2,097,472

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

8.42%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________


1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

725,549

8. SHARED VOTING POWER
0
0
9. SOLE DISPOSITIVE POWER

0_______________________________________________________

10. SHARED DISPOSITIVE POWER
725,549
11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

725,549

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

2.91%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________


1. NAME OF REPORTING PERSON
Karpus Investment Management, Karpus Investment Management Profit
Sharing Plan, Jo Ann Van Degriff, George W. Karpus, Dana R.
Consler


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

1,456,663

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER

1,456,663_____________________________________________

10. SHARED DISPOSITIVE POWER
0
11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

1,456,663

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.85%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________






This statement constitutes amendment No.9 to the Schedule 13D filed on October 20, 2004. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 2 is amended as follows:
Item 2. IDENTITY AND BACKGROUND

This statement is filed on behalf of Bulldog Investors, Phillip Goldstein, 60 Heritage Drive, Pleasantville, NY 10570 a principal of Bulldog Investors and Andrew Dakos, 43 Waterford Drive, Montville, NJ 07045, also a principal of Bulldog Investors. Mr. Goldstein and Mr. Dakos are self-employed investment advisors. This statement is also filed on behalf Karpus Management, Inc. d/b/a Karpus Investment Management ("KIM"), George W. Karpus, President, Director and Controlling Stockholder and Jo Ann Van Degriff, Vice President and Director and Sophie Karpus, Director,183 Sullys Trail, Pittsford, New York, 14534. The principal business is investment management for individuals, pensions and profit sharing plans, corporations, endowments, trust and others specializing in conservative asset management (i.e. fixed income investments).


During the past 5 years none of the above has been convicted in a criminal proceeding, nor been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to,federal or state securities laws or finding any violation with respect to such laws.


Each of the above are United States citizens.



Item 4 is amended as follows:
ITEM 4. PURPOSE OF TRANSACTION
The filing persons have formed a group (the "Bulldog - Karpus Group") with the objective of affording all shareholders of the issuer an opportunity to obtain net asset value for their shares. The group beneficially owns 14.27% of the issuer's outstanding shares. To achieve its objective, the Bulldog - Karpus Group anticipates conducting a proxy contest and seeking to enlist other shareholders of the issuer to support its efforts but the group members have no agreement to buy, sell, hold or vote their shares together.

Item 5 is amended as follows:
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER a.b. As per the semi-annual report dated June 30th, 2005 there were 24,910,025 shares of GF outstanding. The percentage set forth in this item (5a) was derived using such number.

Bulldog Investors -Karpus Group are deemed to be the beneficial owners of 3,554,135 shares of GF or 14.27% of the outstanding shares.
Bulldog Investors, Phillip Goldstein and Andrew Dakos are deemed to be the beneficial owner of 2,097,472 shares of GF or 8.42% of the outstanding shares. Mr. Phillip Goldstein is deemed to be the beneficial owner of 2,097,472 shares of GF or 8.42% of the outstanding shares. Mr. Dakos is deemed to be the beneficial owner of 725,549 shares of GF or 2.91% of the outstanding shares. Power to dispose of securities resides solely with Mr. Goldstein for 1,371,923 shares and jointly with Mr. Dakos for 725,549 shares. Power to vote securities resides solely with Mr. Goldstein for 655,364 shares and jointly for 34,244 shares. Power to vote securities resides solely with Mr. Dakos for 725,549 shares.

KIM beneficially owns 1,434,703 shares of GF or 5.3% of the outstanding shares. Karpus Investment Management Profit Sharing Plan owns 8,495 shares. Jo Ann Van Degriff owns 4,705 shares, George W. Karpus owns 7,380 shares and Dana R. Consler owns 1380 shares. KIM has the sole power to dispose of and vote all of such shares under limited powers of attorney.

Additionally Canalview Partners L.P. bwneficially owns 30,000 shares of GF. Karpus Investment Management Profit Sharing Plan owns 5.05% of Canalview Partners L.P. Garnsey Partners L.P. owns 33,040 shares of GF. George W. Karpus owns 6.01% of Garnsey Partners L.P.

c. During the last sixty days the following shares of common stock were bought or sold:

DATE       SHARES PRICE    DATE       SHARES PRICE
                PER                     PER
                  SHARE                      SHARE
11/30/2005  -590  9.58    1/4/2006 -1000 10.56
 12/1/2005  -200 10.08    1/5/2005  6042 10.22
 12/2/2005  -100 10.00    1/5/2006 -1000 10.64
 12/8/2005  -330 10.04   1/10/2006  -755 10.59
 12/9/2005  -785 10.07   1/11/2006  -445 10.78
12/12/2005 -11500 10.16   1/18/2006  2800 10.58
12/13/2005 -8900 10.15
12/15/2005   -50 10.16
12/19/2005 -1400 10.35
12/20/2005  -220 10.00
12/21/2005 -1000 10.05
12/27/2005  -355 10.16
12/29/2005 -3000 10.39
12/30/2005  1116 10.19



d. Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

Item 7 is amended as follows:
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1. Joint Filing Agreement

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 1/31/06

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein


By: /s/ Andrew Dakos
Name:     Andrew Dakos


By: /s/ Dana R. Consler
Name:     Dana R. Consler
Senior Vice President
Karpus Management Inc.






Exhibit 1

Joint Filing Agreement

In accordance with Rule 13d-1 (k) (1) under the Securities
Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule
13D(and all further amendments filed by them) with respect to the shares of GF.

Dated: 1/31/06


By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:     Andrew Dakos

By: /s/ Dana R. Consler
Name:     Dana R. Consler
Senior Vice President
Karpus Management Inc.